OPERATING SERVICES AGREEMENT

FORUM FUNDS

This Agreement is made and entered into as of September 12, 2011, by and between Forum Funds, organized under the laws of the State of Delaware (the “Trust”), on behalf of the various series of the Trust (each, a “Fund”, collectively, the “Funds”) listed on Schedule A hereto, as such schedule may be amended from time to time, and Merk Investments, LLC, a limited liability company (hereinafter referred to as the “Adviser”).

WHEREAS, the Trust is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “Act”); and

WHEREAS,  Adviser provides investment advice to the Funds pursuant to a separate agreement with the Trust (“Advisory Services”) and is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers  Act  of  1940, as amended; and

WHEREAS, the Trust wishes to engage the Adviser to provide, or arrange for the provision of, certain operational services that are necessary for the day-to-day  operations of the Funds in the manner and on the terms and conditions hereinafter set forth, and the Adviser wishes to accept such engagement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the Trust and the Adviser agree that,

1. Responsibilities of the Adviser.    The Adviser shall pay all operating expenses of the Fund, including the compensation and expenses of any employees of the Fund and of any other persons rendering any services to the Fund; clerical and shareholder service staff salaries; fees and expenses of the non-interested person trustees; office space and other office expenses; fees and expenses incurred by the Fund in connection with membership in investment company organizations; legal, auditing and accounting expenses; expenses of registering shares under federal and state securities laws, including expenses incurred by the Fund in connection with the organization and initial registration of shares of the Fund; insurance expenses; fees and expenses of the custodian, transfer agent, dividend disbursing agent, shareholder service agent, plan agent, administrator, accounting and pricing services agent and underwriter of the Fund; expenses, including clerical expenses, of issue, sale, redemption or repurchase of shares of the Fund; the cost of preparing and distributing reports and notices to shareholders, the cost of printing or preparing prospectuses and statements of additional information for delivery to the Fund’s current and prospective shareholders; the cost of printing or preparing stock certificates or any other documents, statements or reports to shareholders; expenses of shareholders’ meetings and proxy solicitations; advertising, promotion and other expenses incurred directly or indirectly in connection with the sale or distribution of the Fund’s shares, excluding expenses which the Fund is authorized to pay pursuant to Rule 12b-l under the 1940 Act, and all other operating expenses not specifically assumed by the Fund.  The Fund will pay all brokerage fees and commissions, taxes, borrowing costs

(such as (a) interest and (b) dividend expenses on securities sold short), acquired fund fees and expenses, shareholder servicing fees and such extraordinary or non-recurring expenses as may arise, including litigation to which the Fund may be a party and indemnification of the Trustees and officers with respect thereto.

2. Compensation of the Adviser.  In consideration of the services rendered pursuant to this Agreement, the Funds will pay to the Adviser, as compensation for the services provided by the Adviser and its agents under this Agreement, an annualized fee, which shall be paid monthly, based on the average daily net assets of each Fund as set forth in Schedule A. Such fees for a Fund can differ on a share class basis.  In the event of that this Agreement is terminated with respect to any Fund, the fee provided for in this paragraph shall be calculated on the basis of a period ending on the last day on which this Agreement is in effect, subject to a pro rata adjustment based on the number of days elapsed in the current period as a percentage of the total number of days in such period.

3.           Standard of Care; Limitation of Liability.  The Adviser will exercise its best judgment in rendering the services described above.  The Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by the Adviser of its obligations and duties under this Agreement.  Any person, even though an officer, trustee, employee, or agent of the Adviser, who may be or become an officer, trustee, employee or agent, or one under the control or direction of the Adviser, even though paid by it.

4.           Amendment of this Agreement.  This Agreement may be amended from time upon agreement by both parties in writing.

5.           Governing Law.  This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law in a manner not in conflict with the provisions of the 1940 Act.

6.           Miscellaneous.   Neither the holders of Shares of the Funds nor the Trustees shall be personally liable hereunder.  The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.  If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.           Duration and Termination of this Agreement.  This Agreement shall remain in effect so long as Merk Investments, LLC remains the Adviser.  The Trust or the Adviser may terminate the Agreement upon 60 days written notice.
IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

FORUM FUNDS		MERK INVESTMENTS, LLC
By:	/s/ Stacey Hong	By:	/s/ Axel Merk
Name:	Stacey Hong	Name:	Axel Merk
Title:	President	Title:	President
Date:	September 7, 2011	Date:	September 2, 2011

APPENDIX A
Funds
Merk Enhanced Currency U.S. Equity Fund
Investor Class	0.33%
Institutional Class	0.33%

Dated:  September 12, 2011